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April 10, 2012 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-7010 Attention: Daniel L. Gordon

Re:	Digital Realty Trust, Inc.

Digital Realty Trust, L.P.

Form 10-K for the year ended December 31, 2011

Filed February 28, 2012

File Nos. 001-32336 and 000-54023

Dear Mr. Gordon:

This letter sets forth the response of Digital Realty Trust, Inc. and Digital Realty Trust, L.P. (together, the “Company”) to the comment received by facsimile on March 27, 2012 from the Staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “Form 10-K”).

For ease of review, we have set forth below the numbered comment in the Staff’s letter and the Company’s responses thereto. The response in this letter is based on representations made by the Company to Latham & Watkins LLP for the purpose of preparing this letter.

Form 10-K

General

1.	Please advise us whether management considers net operating income and/or same store net operating income as key performance indicators. We may have further comments.

Response:

The Company’s management does not consider net operating income or same store net operating income as key performance indicators, as evidenced by the fact that the Company does not discuss these metrics in its quarterly earnings press releases or in its periodic reports filed with the Commission. The Company does disclose same store net operating income supplementally in its Supplemental Operating

April 10, 2012

and Financial Data because certain investors and analysts have requested that the Company provide that information. In addition, the Company notes that the components of net operating income (rental revenue and tenant reimbursement revenue less rental property operating and maintenance expenses, property taxes and insurance expenses) are each disclosed on a consolidated and same store basis in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Company’s periodic reports filed with the Commission.

* * *

Please do not hesitate to contact me by telephone at (415) 646-8307 or by fax at (415) 395-8095 or Julian Kleindorfer by telephone at (213) 891-8371 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Keith Benson

Keith Benson

of Latham & Watkins LLP

cc:	A. William Stein, Digital Realty Trust, Inc. & Digital Realty Trust, L.P.

Joshua A. Mills, Digital Realty Trust, Inc. & Digital Realty Trust, L.P.

Julian T. Kleindorfer, Latham & Watkins LLP